 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

SENTIO HEALTHCARE PROPERTIES, INC.
(Name of Subject Company)

MPF NORTHSTAR FUND 2, LP; MPF INCOME FUND 26, LLC; MPF FLAGSHIP FUND 15, LLC; MPF BADGER ACQUISITION CO. II, LLC; MPF PLATINUM FUND, LP; MPF OPPORTUNITY FUND, LP; MPF INCOME FUND 24, LLC; MPF DEWAAY FUND 7, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MP VALUE FUND 7, MPF FLAGSHIP FUND 13, LLC; MPF FLAGSHIP FUND 9, LLC; MP INCOME FUND 16, LLC; MPF DEWAAY FUND 8, LLC; MPF FLAGSHIP FUND 14, LLC; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,500,000	$290.25

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $2.50 per Share in cash

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $290.25
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: February 8, 2012

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC; MPF Flagship Fund 15, LLC; MPF Badger Acquisition Co. II, LLC; MPF Platinum Fund, LP; MPF Opportunity Fund, LP; MPF Income Fund 24, LLC; MPF DeWaay Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MP Value Fund 7, MPF Flagship Fund 13, LLC; MPF Flagship Fund 9, LLC; MP Income Fund 16, LLC; MPF DeWaay Fund 8, LLC; MPF Flagship Fund 14, LLC (collectively the “Purchasers”) to purchase up to 1,000,000 shares of common stock (the “Shares”) in Sentio Healthcare Properties, Inc. (the “Corporation”), the subject company, at a purchase price equal to $2.50 per Share, less the amount of any dividends declared or made with respect to the Shares between February 8, 2012 (the “Offer Date”) and March 28, 2012 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2012 (the “Offer to Purchase”) and the related Assignment Form.

This Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of 580.6158 Shares.  Upon completion of the Offer, the Purchasers held an aggregate of approximately 5,580.6158 Shares, or approximately 0.04% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           March 30, 2012

MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC; MPF Flagship Fund 15, LLC; MPF Badger Acquisition Co. II, LLC; MPF Platinum Fund, LP; MPF Opportunity Fund, LP; MPF Income Fund 24, LLC; MPF DeWaay Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MP Value Fund 7, MPF Flagship Fund 13, LLC; MPF Flagship Fund 9, LLC; MP Income Fund 16, LLC; MPF DeWaay Fund 8, LLC; MPF Flagship Fund 14, LLC

By: MacKenzie Capital Management, LP, Manager/General Partner

By:           /s/ Chip Patterson
Chip Patterson, Managing Director

MacKenzie Capital Management, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director